UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form N-SAR
☐ Form N-CSR

For Period Ended: December 31, 2008

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR
For the Transition Period Ended:______________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION Wonder Auto Technology, Inc.
Full Name of Registrant
Former Name if Applicable No. 16 Yulu Street, Taihe District
Address of Principal Executive Office (Street and Number) Jinzhou City, Liaoning Province, China, 121013
City State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☐	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.

The Registrant is unable to file its Form 10-K for the year ended December 31, 2008 in a timely manner without unreasonable effort and expense because the Registrant is reviewing and preparing responses to a comment letter received from the SEC on March 11, 2009 to its Form 10-K for the year ended December 31, 2007, its Form 8-K/A filed on October 6, 2008 and its Form 10-Q for the quarter ended September 30, 2008.

The SEC comments relate to the accounting treatment of the “make good” shares released to two shareholders, the allocation of excess purchase price in connection with the acquisition of Yearcity Limited, and the classification of certain items in our consolidated statement of cash flows. Although these comments were made with respect to our 2007 10-K, 8-K/A and our 2008 third quarter 10-Q, they may impact the presentation of our financial statements in our Form 10-K for the year ended December 31, 2008. We intend to respond to the comment letter promptly.

The resolution of the issues raised in the SEC comment letter may affect our financial statements for the year ended December 31, 2008. Accordingly, we will delay the filing of that Form 10-K until the resolution of the comments raised by the SEC. We presently intend to file the 10-K within the extension period.

PART IV -- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Qingjie Zhao	(86)	416-2661186
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).   ☒  Yes    ☐  No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?  ☒  Yes    ☐  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

If the Registrant decides that it should recognize compensation expenses for the “make good” shares released from the escrow account, the Registrant will incur a non-cash compensation expense of approximately $7.5 million in fiscal year 2006 and approximately $18.3 million in fiscal year 2007. As a result, the net income for fiscal year 2006 will be reduced to approximately $0.7 million and the earnings per share will be reduced to approximately $0.03. For fiscal year 2007, the Registrant will incur a net loss of approximately $3.75 million and the loss per share will be approximately $0.16.

Caution regarding Forward-Looking Statements

Certain of the statements made in this notification, including, without limitation, statements regarding the expected timing of the filing of Form 10-K, estimated non-cash expense and its impact on the Registrant’s net income and earnings per share constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.  Forward-looking statements provide current expectations of future events based on certain assumptions and include any statement that does not directly relate to any historical or current fact.  Actual future results may differ materially from those described in the forward-looking statements due to a variety of factors.  Any forward-looking statements made in this notice are qualified in their entirety by the risks and uncertainties set forth in the Registrant’s Form 10-K for the year ended December 31, 2007, as well as risks and uncertainties disclosed in the Registrant’s other more recent filings with the SEC.  The Registrant cautions the reader that these lists of cautionary statements and risk factors may not be exhaustive. The Registrant expressly disclaims any obligation or undertaking to release publicly any updates or changes to these forward-looking statements that may be made to reflect any future events or circumstances.

Wonder Auto Technology, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 17, 2009	By:	/s/ Qingjie Zhao
Qingjie Zhao Chief Executive Officer and President